Exhibit 99.1

INVESTOR CALL – January 15, 2024

HOST: Roger Hamilton, Chairman & CEO, Genius Group Ltd

SLIDE 1 > TITLE

Thank you everyone for joining our Genius Group Investor call today. I’m Roger Hamilton, Chairman and CEO of Genius Group, and on today’s call I’ll be discussing the rights offering announced by the company yesterday, our Bitcoin Treasury Strategy and our 2025 Outlook.

SLIDE 2 > FORWARD LOOKING STATEMENTS

All statements made during this call relating to future results and events are forward looking statements based on current expectations. These forward-looking statements include, but are not limited to, statements regarding trends and their potential impact on our industry and our business; our ecosystem, platform, content and partner relationships; our strategy and priorities; and our business model, mission, opportunities, outlook and long-term financial framework.

Actual results and events could differ materially from projections due to a number of risks and uncertainties discussed in our press release, SEC filings, and supplemental materials.

These forward-looking statements are not guarantees of future performance and plans, and investors should not place undue reliance on them. We assume no obligation to update our forward-looking statements.

Also during this call, we will present both IFRS and non-IFRS financial measures. Please note that all growth percentages refer to year-over-year change, unless otherwise specified.

SLIDE 3 > INTRODUCTION

First, a brief introduction of Genius Group.

We are a Bitcoin Treasury Company with an AI powered education platform to prepare students, entrepreneurs, businesses, and governments towards a Bitcoin-first future.

We deliver AI training and AI tools to 5.4 million students on our Edtech platform and we are building a Genius City model where students learn the latest exponential technologies and entrepreneurial skills powered by AI mentors.

We are a Singapore based public company listed on NYSE American in 2022 and we have big ambitions. We have set internal goals to reach 100 Genius Cities, 100 million students and a $1 billion valuation by 2030.

Two months ago we launched our Bitcoin Treasury and set a target to reach 1,000 Bitcoin in our treasury in 2025. We are already a third of our way towards that target with 372 Bitcoin, and if our rights offering is successful, it will result in over 800 Bitcoin in our treasury before the end of February.

SLIDE 4 > COMPANY MISSION & METRICS

Before we go further, I’m going to share why I founded Genius Group, our company mission, and current metrics. I studied Architecture at Trinity College, Cambridge University and originally thought I was going to have a profession building buildings.

One of the mentors we studied was Buckminster Fuller, the inventor of the geodesic dome. He was also a futurist, and predicted the Singularity, when the acceleration of technology would lead to superhuman intelligence that surpassed our own. He said Humanity would face its greatest test, the “Final Exam”.

Even back then, in the 1980s, he said there was enough technology to solve all the world’s greatest challenges. The reason we hadn’t was because of lack of technology, but lack of human consciousness to work together to harness that technology. We were entering a “Final Exam” in which we urgently needed to find ways to raise our consciousness to harness the technology. If we did, we would pass the exam and solve the world’s challenges. If we didn’t, technology would continue to accelerate and would eventually destroy us, in which case we would fail and that would be the end of our final exam.

The key to raising our consciousness is education. As Nelson Mandela said, “Education is the most powerful weapon which you can use to change the world.”

That’s why I launched Genius Group. To teach the skills we need to harness the exponential technologies including AI, digital agents and digital money – and to pass the Final Exam.

While we believe we are making great progress on our mission, we do not believe our current valuation reflects the growth we have experienced. A snapshot of our current metrics shows we have a $41.6 million market cap based on yesterday’s closing share price of $0.63 and 66 million shares outstanding, compared to a net asset value of $54.6 million as at 30 June 2024, which was a YOY growth of 177%. In June we did not have a Bitcoin Treasury, and our guidance for the full year of 2024 up to 31 December 2024 is a NAV of approximately $75 million and a Bitcoin Treasury today of 372 BTC worth $36 million. This equates to a current NAV to Price Ratio of 180% and a Bitcoin to Price Ratio of 87%. These are higher than our industry peers as I’ll share in an upcoming slide, and we believe this is due to our share price not yet increasing in line with and reflecting the increase in our balance sheet.

SLIDE 5 > COMPANY OUTLOOK 2025

And that brings us on to our Bitcoin Treasury plan and how it links with our value layer of education. In 2025 we have three main drivers to build our value.

Our first driver is our Bitcoin Treasury. We believe that the companies that have a Bitcoin Treasury of 1,000 Bitcoin may see the value of their treasury rise to $1 billion if the long term price predictions made by Cathie Woods and Chamath Palihapitiya of $1 million per Bitcoin were to eventuate. While there is no future guarantee on the price of Bitcoin, we believe the future digital economy will be run on digital money underpinned by digital gold, and that digital gold is Bitcoin.

There are currently 21 companies in the World that have a Bitcoin Treasury of 1,000 Bitcoin or more. Our 2025 target is to reach 1,000 Bitcoin and join this club. We believe we can be South East Asia’s leading Public Bitcoin Treasury company and our five year target is to grow our Bitcoin Treasury to $1 billion in value by 2030.

Our second driver is our education business, which we are developing into a blockchain based microlearning platform that includes our Bitcoin Academy, Genius Academy and Genius School, delivering AI powered education which is personalized and gamified with students learning and earning with our student credits called GEMs. GEMs (which stand for Genius Education Merits) are linked to the value of Satoshis and can be traded for discounts to courses, mentoring and products on our platform. Both our GEMs and the certifications awards for our microcourses, microdegrees and certifications are on the blockchain, making them trusted and verifiable.

Our plan is to build our next generation, AI powered education business into a profitable value layer generating $20 million in revenue in 2025 and covering the operational costs of our business and ensuring long term sustainability to counter the short term fluctuations in the price of Bitcoin and the value of our Bitcoin Treasury.

The third driver is our Genius City model. We believe a post-Singularity future is one in which learning communities are designed differently from the communities of today. While Smart Cities have smart technology, Genius Cities have smart technology and smart people – where lifelong learning is integrated into the community together with tokenized assets and an AI powered workforce. We are currently developing our Genius City model with City Leaders in Singapore, Dubai, Abu Dhabi, London, Tokyo, Mumbai, Miami, Las Vegas, Toronto, Vancouver, Stockholm and Santiago, and plan to have grown to 20 cities in 2025 with a goal of 100 cities by 2030.

SLIDE 6 > THE CASE FOR BITCOIN IN A POST-AGI WORLD

Our adoption of a Bitcoin Treasury is directly linked to our belief that the exponential economies of the future will be built by AI agents and robots. Current predictions are that AI agents and robots will greatly outnumber humans in the near future. They will interact and incentivise each other by acting and transacting through digital money. We believe this digital money will be Bitcoin.

Why? Because we believe if AGI were to create its own perfect money, it would create a currency and store of value that was blockchain based, digital, with a finite supply that could not be debased, with no intermediary, and that was universally trusted and fully decentralized. These are the qualities already inherent in Bitcoin, and only Bitcoin.

In the same way that early European settlers who invested in Manhattan profited from the scarce land on which the US economy was built, we believe investing in Bitcoin, which is the base on which the new digital economy of AI agents and robots will be built, is fully aligned with our mission of harnessing technology to pass the final exam.

SLIDE 7 > EARLY PIONEERS OF BITCOIN TREASURY STRATEGIES

Last year, early pioneers of the Bitcoin Treasury Strategy were amongst the best performing stocks in the stock market. Microstrategy’s Executive Chairman, Michael Saylor, has become an outspoken advocate for the Bitcoin Treasury Strategy for public listed companies and Microstrategy became one of the best performing stocks on US stock markets. I have included a link in the description below to Michael Saylor’s three minute presentation to the Microsoft Board making the case for a Bitcoin Treasury and I recommend watching this to get a succinct overview of the value in a Bitcoin Treasury.

Metaplanet is a more relevant example that the Genius Board has been following as the company began their Bitcoin Treasury six months ago and grew from a similar market cap to Genius into the best performing stock on the Tokyo stock market with a 2,600% return. The CEO of Metaplanet provided Genius with the steps the company took to grow their Bitcoin Treasury, which included a rights offering in August 2024.

The result of Metaplanet’s rights issue is that they went from a Y700 ($4.50) per share and Y12B ($US80m) market cap, with 250 BTC, to Y2,000 ($12.70) per share and Y72B ($US$460m) market cap, and over 1,000 BTC within a month of the rights issue closing. They also leveraged this with a Y10B ($63m) loan they raised alongside the rights issue. The rights issue was key to reaching a critical mass in their Bitcoin Treasury, and today they have 1,762 BTC, a Y3,480 (US$22) share price with Y126B ($800m) market cap.

While there is no suggestion that our rights issue will achieve the same level of success, there are certain principles that they followed in their rights offering which we also believe are beneficial to our shareholders. This includes the discounted shares in the rights issue rewarding long term shareholders, the increase in the Bitcoin per share by allocating 100% of proceeds to the purchase of Bitcoin, and the resulting increase in long term shareholders who believe in the company’s Bitcoin Treasury strategy.

SLIDE 8 > GENIUS BITCOIN TREASURY STRATEGY

We have been benchmarking our progress against Metaplanet’s timeline, and are ahead of our target schedule to reach 1,000 Bitcoin within six months. With this rights offering, in the event that it is successful we believe that this will accelerate our progress further. We believe this is important, as we believe Bitcoin will appreciate in value in 2024.

To date, we have acquired 372 Bitcoin for a total cost of $35.0 million, or $94,047 per Bitcoin as of January 9, 2025, and we have achieved a BTC Yield of 1,649% in Q4 2024.

BTC Yield is a Bitcoin Treasury KPI that represents the percentage change period-to-period of the ratio between the change in the Company’s bitcoin holdings and the change in its Assumed Diluted Shares Outstanding. We adopted BTC Yield as a Bitcoin Treasury Key Performance Indicator (KPI) to help assess the performance of our Bitcoin Treasury strategy, and to ensure any dilution to purchase Bitcoin was accretive to shareholders.

In 2024 we had a $250 million shelf and a $150 million ATM approved by the SEC, and we have been able to utilize a portion of this to sell shares at the market to purchase Bitcoin and to have shares approved by the SEC available for this rights offering. We have also secured loan financing for our Bitcoin treasury, commencing with a $14 million Bitcoin loan with Arch Lending.

We believe we have an additional advantage of being a Singapore based company, in that Singapore has zero percent capital gains tax and as a result all gains from our Bitcoin Treasury is tax free, which gives us an advantage over our US peers.

SLIDE 9 > BITCOIN TREASURY COMPARABLES

Details of all Bitcoin Treasury companies, the Bitcoin they own and the realtime ratio of their Bitcoin Treasury to their Market Cap can be found at Bitcointreasuries.com. At present our Bitcoin to price ratio as mentioned earlier is 86.6%. This means that every $100 worth of shares in Genius contains $86.60 of Bitcoin in our Bitcoin treasury. Our debt on this is also relatively low, at 39%. This compares to seven of our better known peers that have an average Bitcoin to price ratio of 42.8%, which means for every $100 worth of their shares contains $42.80. This is less than half of our $86.60.

In the event that our rights offering is successful, and our share price and the price of Bitcoin remain unchanged, our market cap will increase to $84 million and our Bitcoin is targeted to increase to $86 million. This would give us a Bitcoin to price ratio of $102, or $102 of Bitcoin for every $100 of shares.

The actual ratio would vary based on the success of the rights offering and our share price and the price of Bitcoin in the future. While there are many other factors that go into determining a company’s market cap and share price, we provide this comparison to support our belief that we currently have a relatively attractive Bitcoin to price ratio and that this will increase based on a successful rights offering to all our shareholders whether they exercise their rights or not.

SLIDE 10 > GENIUS RIGHTS OFFERING

That brings us on to the details of our Rights Offering. Here are the details and timings of the Rights Offering.

●	Each shareholder will receive one transferable right (the “Right”) for each ordinary share held on January 24, 2025 (the “Record Date”). The number of Rights to be issued to a shareholder as of the close of business on the Record Date will be rounded up to the nearest number of Rights. The Company’s ordinary shares are expected to trade “Ex-Rights” on the NYSE American beginning on January 24, 2025.

●	Each Right entitles the holder to purchase one ordinary share of the Company (the “Basic Subscription Right”) at the subscription price of $0.50 per whole ordinary share (the “Subscription Price).

●	Rights holders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional ordinary shares of the Company that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-subscription Right”). The Over-subscription Right allows a rights holder to subscribe for additional ordinary shares of the Company at the subscription price on a pro rata basis. Any record date shareholder who sells any Rights will not be eligible to participate in the over-subscription privilege.

●	Rights holders who choose not to exercise their Rights may sell their Rights. Trading in the Rights on the NYSE American is expected to begin on a “when-issued” basis on January 23, 2025 under the symbol “GNS RTWI” and trade on a “regular way” basis on January 27, 2025 under the symbol “GNS RT” and continue until the close of trading on the NYSE American on February 13, 2025 (or if the offer is extended, on the business day immediately prior to the extended expiration date).

●	The Rights Offering expires at 4.30 p.m., Eastern Time, on February 14, 2025 (the “expiration date”) unless extended by the Company.

To be clear, only shares held by shareholders on the market close next Friday, January 24th – the record date – will qualify to receive the rights. This investor call is being held early to provide the details ahead of time.

We will be filing a prospectus supplement at the beginning of next week, and posting a page providing all details of the rights offering together with a list of FAQs. We will also be holding another investor call prior to the record date.

SLIDE 11 > USE OF PROCEEDS

As for the use of proceeds, The Company plans to use 100% of the net proceeds of the Rights Offering to purchase Bitcoin for its Bitcoin Treasury. The Company anticipates that, in the event that the Rights Offering is fully subscribed, the proceeds will be up to $33 million.

The Company also plans to pursue one or more additional loan financings of up to, in the aggregate, $20 million. If the Company is successful in raising the maximum amount in the Rights Offering and through additional loans, the Company’s Bitcoin Treasury will increase from approximately $36 million in Bitcoin to $87 million in Bitcoin.

In terms of the process, the subscription agent for the Rights Offering will send a rights certificate to each registered holder of the Company’s ordinary shares as of the close of business on the record date, based on the Company’s stockholder registry maintained at the transfer agent for its ordinary shares. Holders of ordinary shares in “street name” through a brokerage account, bank, or other nominee will not receive a physical rights certificate, and instead, such holders must instruct their broker, bank, or nominee whether or not to exercise subscription rights on their behalf.

For any questions or further information about the Rights Offering, please call Campaign Management LLC, the proposed information agent for the Rights Offering, at +1 (855) 264-1527.

And as previously mentioned, we will be posting a page providing all details of the rights offering together with a list of FAQs. It will also include a link to a recording of this presentation and the investor deck.

As also mentioned in the press release issued yesterday, as the company’s largest shareholder with 6.3 million shares I am participating in the rights offering and I have purchased from the company today an additional 500,000 shares at 105% of yesterday’s closing price as per my share purchase agreement previously approved by the Board.

12 > FINANCIAL SUMMARY

I’m going to conclude with a number of slides which I believe underline the current growth and prospects of the company. Over the last four years we have seen 27% year on year growth in audited revenues from our education business to $23 million in 2023. We have also seen growth in our gross profit from 33% in 2021 to 52% in 2023.

In 2024 we have been restructuring as we have rationalized our acquisitions and operations to focus on profitability and building a strong balance sheet. It is worth noting that the FASB has changed the accounting rules on valuing Bitcoin on a company’s balance sheet such that Bitcoin Treasury companies in the future will value their Bitcoin based on current value instead of purchase value, and as such recognize any profit as a result of price appreciation.

13 > MARKET SIZE

Every Bitcoin Treasury company has an operational component to their company, and our value add layer is education. The lifelong learning market is a $10 trillion market which is currently going through global disruption. We believe our model of a decentralized, personalized, gamified, AI powered education system preparing humanity for the economy of the future is on the right side of that disruption.

14 > AI POWERED EDUCATION

Furthermore, we believe our use of AI mentors and AI agents is a game changer when combined with our gamified, blockchain based GEM student credits. All of our students progress through a freemium to premium model, where they begin by joining a free event or course, register on our platform to meet their AI guide, personalize their journey which they follow with additional AI training and tools, and as they build their learning profile the learning steps become increasingly personalized.

15 > AI LEARNING PLATFORMS

In 2025, we are rationalizing all our branding under our Genius brand, with audience specific AI learning platforms from Genius School for primary and secondary school students, Student AI for university students, and a range of Genius Academies for AI powered lifelong learning including Bitcoin Academy, Entrepreneur Academy and Investor Academy.

Within each academy we are bringing world leading thought leaders, educators and authors to our students. For example, our recent acquisition of XD Academy forms the basis of our Bitcoin Academy, featuring Saifedean Ammous, the author of the Bitcoin Standard. We are looking forward to building our position as the leading education platform for the Bitcoin community, with a presence at the leading Bitcoin, Crypto and Blockchain conferences in 2025 around the world as partner or title sponsor, including at Consensus Hong Kong, Consensus Toronto, Blockchain Week Paris, Bitcoin MENA, Bitcoin Vegas and Token Singapore.

As a Bitcoin Treasury education company we plan to educate other CEOs, CFOs, executives and investors on the long term value of Bitcoin Treasuries, so that our value creation will extend from our own shareholders to the Bitcoin Treasury movement globally.

16 > EXPERIENCED LEADERSHIP

We have a strong executive team to deliver on our vision, and we have restructured our Board to include Bitcoin and Blockchain experts, including Thomas Power, previously Board Director at Team Blockchain and the Blockchain Industry Compliance and Regulation Association (BICRA) and Ian Putter, previously Head of Blockchain Domain at Standard Bank and founder of the Blockchain Research Institute Africa.

17 > THE FUTURE OF EDUCATION

In summary, a successful rights offering enables us to accelerate our progress towards our mission of delivering the future of education, bringing together the four pillars that uniquely positions us to lead humanity towards a sovereign future: A Bitcoin Treasury, Blockchain based earning and learning, an AI Powered Personalized Learning system and a lifelong learning community.

Thank you for attending, please make note of the key dates of the rights offering and please do reach out to us with any questions.

Thank you and good day.

BITCOIN TREASURY COMPARABLES

8 > BITCOIN ACADEMY

9 > PREPARING FOR A POST-AGI FUTURE

11 > AI ROBOT REVOLUTION

12 > AI ROBOT REVOLUTION

13 > MARKET

14 > FUTURE OF EDUCATION

15 > FUTURE OF LEARNING

16 > GENIUS CITY GROWTH MULTIPLIER

17 > FINANCIAL SUMMARY

18 > LEADERSHIP

19 > PARTNERSHIPS

20 > RIGHTS OFFERING

21 > KEY TAKEAWAYS

22 > THANK YOU